

December 26, 2013

Quint O. Turner- Chief Financial Offiver
Air Transport Services Group, Inc.
145 Hunter Drive
Wilmington, OH 45177

>   **Re: Air Transport Services Group, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2012**
>   **Filed March 4, 2013**
>   **File No. 000-50368**

Dear Mr. Turner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Critical Accounting Policies and Estimates, page 36

Goodwill and Intangible Assets, page 37

1. It appears the 7% excess in fair value of ATI, noted in your impairment analysis, is predicated on your expectation that CAM will successfully complete the modification of four Boeing 757 aircraft into combi configuration and one Boeing 757 aircraft to standard freighter configuration, and that ATI will deploy them over the next year. Also, you state your expectation that ATI will operate four combi aircraft for the U.S. Military, and that ATI will operate four Boeing 757 aircraft and eight Boeing 767 aircraft for DHL and other customers. In this regard, please tell us how these expectations compared to your actual results. In particular, we note that, through September 30, 2013, ACMI generated more losses than in the comparable period of the previous year. As such, please tell us whether or not such losses are consistent with the assumptions used in your impairment analysis.

Notes to Consolidated Financial Statements

Note I- Income Taxes, page 64

2. It appears that your ACMI segment has incurred cumulative losses over the last 36 months. In this regard, please tell us whether or not you have any deferred tax assets associated with your ACMI segment. If so, please tell us what consideration you gave to recording a valuation allowance against such deferred tax assets. For guidance, refer to ASC 740-10-30-16 through 740-10-30-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief